Exhibit 99.10

Millennial Esports’ Gear.Club Featured in Tournaments at G2E and on Amazon GameOn

Gamers have two opportunities to win real world motorsports experiences

●	GameOn Masters: Gear.Club 2018 featuring Pagani

●	Las Vegas’ Fastest Gamer @ G2E

TORONTO, Oct. 03, 2018 — Millennial Esports Corp. (“Millennial” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF), is currently partnering in two Gear.Club tournaments, one online through the Amazon GameOn portal and one in real world simulators at the world’s biggest gaming conference, G2E. Competitors in the global Amazon tournament, run in conjunction with Italian sports car manufacturer Pagani have the chance to share $20,000 in cash, with the winner of the November 11 finals taking home $10,000 and an all expenses paid trip to the Pagani factory in Italy. The winner of the October 9 Las Vegas’ Fastest Gamer tournament at G2E, which will be run on Millennial’s four immersive Gear.Club simulators, will receive an all-expenses-paid racing experience trip to the Indy 500 and other prizes.

“These latest partnerships prove that not only has our global contest model proven very popular with consumers, but it is also being noticed by the biggest brands in the tech space,” said Millennial Esports CEO, Stephen Shoemaker. “As we continue to expand this model there will be more great contests and partnerships providing fans of Gear.Club with prizes money just can’t buy.”

G2E & Gear.Club Present Las Vegas’ Fastest Gamer

Millennial is offering all attendees of G2E, being held Oct 9 to 11 at the Sands in Las Vegas, an opportunity to experience true racing with the immersive Gear.Club racing simulators. The fastest racers will automatically be entered into a single elimination tournament to be crowned Las Vegas’ Fastest Gamer and win a grand prize package including an all-expenses- paid Schmidt Peterson VIP experience package to the Indy 500.

“Holding Las Vegas’ fastest gamer at G2E will not only introduce Gear.Club to a new audience, it will raise the excitement level at the conference by providing a true automotive racing experience for great prizes,” said Millennial Esports Executive Chairman, Alex Igelman. “G2E is known across the globe as the world’s premiere gaming tournament and we’re thrilled to be able to add value to the attendees.”

The first and second place finishers in the Las Vegas’ Fastest Gamer contest will receive a 64 GB Razer mobile phone, while the competitors with the eight fastest times will also receive Gamevice controllers. The third place finisher will also take home a Razer backpack, sweatshirt and hat, while the racer in fourth place will also receive a Razer Backpack and hat.

The contest will be held on Tuesday October 9th with registration and open qualifiers starting at 10am at the Millennial Esports booth (#5020). Each race will take approximately six minutes and there will be four competitors in each race. The eight fastest racers from the booth will be seeded into the top 16. The final eight finalists will be determined during the G2E Welcome Reception, sponsored by Novomatic, Tuesday evening at 5:00 PM in the Venetian Ballroom.

GameOn Masters: Gear.Club 2018 featuring Pagani

Amazon last week announced GameOn Masters: Gear.Club 2018 featuring Pagani, a new competitive gaming event featuring Millennial’s popular racing title Gear.Club by Eden Games. Amazon GameOn is powering the tournament’s public qualifiers, which began in-game on September 27, as well as the finals, which will take place on November 11 at the PokerGo Studio in the ARIA Resort & Casino in Las Vegas.

Players are racing on exclusive Pagani sports cars in the qualifiers as well as the final showdown, which will bring eight players together to compete for a share of the $20,000 prize. The player who lands first place in the tournament will also win an all-expense paid trip to the Pagani factory in Italy.

“We’re extremely excited about GameOn Masters: Gear.Club 2018 featuring Pagani,” says David Nadal, founder of Eden Games. “Nothing brings a gaming community together like competitive play, and with the help of Amazon’s GameOn, players from across the globe can compete for a spot in the tournament and connect through competitive play.”

Public qualifiers run from September 27 to October 14 across North America, Latin America, and Europe. Winners of the qualifiers will receive an all-expense paid trip to Las Vegas for the championships on November 11. Players interested in earning a spot at GameOn Masters: Gear.Club 2018 featuring Pagani can join the qualifiers by downloading the game from Amazon Appstore, Google Play Store, or Apple Appstore. The championships will be streamed live on Twitch,YouTube, and Facebook Live. ESP Gaming will produce the competition.

Millennial Esports is the name in Esports Racing Tournaments

These exciting initiatives follow Millennial’s successful ‘Drive an F1 Car’ competition and the first North American airing of World’s Fastest Gamer Powered by Millennial Esports. The first season, in four specially created episodes, was recently broadcast in its entirety in the United States on ESPN. More showings are planned by the leading sports network throughout the remainder of the Formula 1 season. An announcement concerning the second season of World’s Fastest Gamer is expected before the end of 2018.

“I’ve been involved with esports competitions since devising the Playstation backed GT Academy and it’s great to see that by using our in house mobile game we reach more people in more countries with more partner brands than anyone else ever has,” said Millennial Esports CMO Darren Cox.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) is a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model. MEC is utilizing its gaming franchises and intellectual property (IP) to engage millions of new players. Combined with its virtual and live tournament platforms, gaming analytics capability, and motorsport IP - including World’s Fastest Gamer - MEC is uniquely positioned to become the market leader in Esports Racing.

Cautionary Statement on Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon Millennial’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information in this news release includes, but is not limited to, statements with respect to internal expectations and potential commercial arrangements with future partners. Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the esports industry generally; the ability of Millennial to implement its business strategies; competition; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Millennial does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Millennial to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Millennial filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

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Media Contact:

Gavin Davidson

Director, Communication Strategy

705.446.6630

gavin.davidson@millennialesports.com

Investor Contacts:

Manish Grigo

Investor Relations

416.569.3292

manish.grigo@millennialesports.com

Alex Igelman

Executive Chairman and Director

647.346.1888

alex.igelman@millennialesports.com